As filed with the Securities and Exchange Commission on December 21, 2018

Registration No. 333-176837

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

ANSALDO STS SPA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

ITALY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item- 1 Description of Securities to be Registered

Location in Form

of Receipt Filed

Item Number and Caption Herewith as Prospectus

1. Name and address of depositary Introductory Article

2. Title of American Depositary Face of Receipt, top

Receipts and identity of center

deposited securities

Terms of Deposit:

(i) The amount of deposited Face of Receipt, upper

securities represented by right corner

one unit of American

Depositary Receipts

(ii) The procedure for voting, Articles number

if any, the deposited securities 7 and 12

(iii) The collection and Articles number

distribution of dividends 8 and 13

(iv) The transmission of Article number 7

notices, reports and

proxy soliciting material

(v) The sale or exercise of rights Articles number 4 and 8

(vi) The deposit or sale of Articles number

securities resulting 8 and 11

from dividends, splits

or plans of reorganization

(vii) Amendment, extension or Article number 13

termination of the deposit agreement

(viii) Rights of holders of Article number 2

Receipts to inspect the transfer

books of the depositary and the

list of holders of Receipts

(ix) Restrictions upon the right

to deposit or withdraw the underlying Articles, number 1,3,

securities 11, 15, and 16

(x) Limitation upon the liability of Articles number 4, 5, 10,

of the depositary and 12

Item- 2 Available Information

Public reports furnished Article number 7

by issuer.

Part II- Information Not Required in Prospectus.

Item-3 Exhibits

1.	Form of Deposit Agreement – The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself, which is was filed previously.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously

5. Certification under Rule 466. – Filed herewith as Exhibit 5.

Item-4 Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 21, 2018.

Legal entity created by the agreement for this

issuance of American Depositary Receipts for

Shares of Common Stock of Ansaldo STS SpA.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert Goad

Name: Robert Goad

Title: Managing Director

INDEX TO EXHIBITS

Exhibit

Number

5 Certification under Rule 466.